03011316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-16514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. FEB 27 2003

120 Kearny Street
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Pereira (415) 636-3300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, David S. Pottruck and Christopher V. Dodds, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2002 are true and correct, and that these consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $10 million, Credits $20 million)

State of California)
County of San Francisco)ss.

_______________ Signature

President and Chief Executive Officer
Title

On this 24th day of February 2003 before me, Helen Avery Drake, Notary Public, personally appeared David S. Pottruck and Christopher V. Dodds, personally known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

_______________ Signature

Executive Vice President and Chief Financial Officer
Title

WITNESS my hand and official seal.

Helen Avery Drake
Notary Public

HELEN AVERY DRAKE
COMM. #1331612
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 23, 2005

CHARLES SCHWAB & CO., INC.
(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated statement of financial condition, the Company adopted Statement of Financial Accounting Standards No. 142 – Goodwill and Other Intangible Assets effective January 1, 2002.

Deloitte & Touche LLP

February 24, 2003

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 1,346
Cash and investments segregated and on deposit for federal or other regulatory purposes [1] (including resale agreements of $16,111)	20,268
Receivables from brokers, dealers and clearing organizations	199
Receivables from brokerage clients — net	6,840
Securities owned — at market value (including securities pledged of $3)	317
Equipment, office facilities and property — net	645
Other assets	280
Total	$ 29,895
Liabilities and Stockholder's Equity	
Drafts payable	$ 134
Payables to brokers, dealers and clearing organizations	1,428
Payables to brokerage clients	25,663
Accrued expenses and other liabilities	587
Payables to affiliates	51
	27,863
Subordinated borrowings from The Charles Schwab Corporation	245
Total liabilities	28,108
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	
Additional paid-in capital	564
Retained earnings	1,223
Total stockholder's equity	1,787
Total	$ 29,895

(1) Amount included represents actual balance on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $20,520 million. On January 2, 2003, Charles Schwab & Co., Inc. deposited $655 million into its segregated reserve bank accounts.

See Notes to Consolidated Statement of Financial Condition.

1. Significant Accounting Policies

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly owned subsidiary of Schwab Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 388 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico.

Basis of presentation — The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Such estimates relate to capitalized development costs for internal-use software, useful lives of equipment, office facilities, property, valuation of goodwill and other intangible assets, fair value of financial instruments, allowance for doubtful accounts of brokerage clients, future tax benefits, restructuring liabilities and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions have been eliminated.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments (including interest-bearing deposits with banks, commercial paper and money market funds) with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. government securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Certificates of deposit are stated at cost, which approximates market.

Securities borrowed and securities loaned are collateralized investing and financing transactions. Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients that remain unsecured for more than 30 days or partially secured for more than 90 days are generally fully reserved for, and are stated net of allowance for doubtful accounts.

Securities owned include SchwabFunds® money market funds, equity, fixed income and other equity securities, and equity and bond mutual funds. These securities are recorded at estimated fair value.

Equipment, office facilities and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to seven years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For a discussion of CSC's restructuring initiatives, which included the removal of assets from service, see note "2 — Restructuring."

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities and subordinated borrowings are estimated using quoted market prices and discounted cash flow analyses utilizing discount rates currently available for similar instruments. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. Each entity included in the consolidated income tax return computes income tax expense as though it filed a separate income tax return. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation — Schwab applies Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at market value, there is no compensation expense recorded, except for restructuring-related expense for modifications of officers' stock options. Had compensation for CSC's stock option awards been determined based on the Black-Scholes fair value at the grant dates for awards under those plans consistent with the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123 - Accounting for Stock-Based Compensation, Schwab would have recorded additional compensation expense and a corresponding increase in additional paid-in capital.

Accounting Change — The Company adopted SFAS No. 142 — Goodwill and Other Intangible Assets on January 1, 2002. Under SFAS No. 142, companies are no longer permitted to amortize goodwill and certain intangible assets with an indefinite useful life. Instead, these assets must be tested for impairment at least annually or whenever

indications of impairment exist. The Company has elected April 1 as its annual impairment testing date. The Company completed its transitional testing for goodwill impairment during the second quarter of 2002 as required, and did not record any impairment charges at that time. The adoption of SFAS No. 142 did not have a material impact on the Company's financial position.

New Accounting Standards — SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001 and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets (e.g., equipment and office facilities). This statement supersedes SFAS No. 121 — Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and certain accounting and reporting provisions of APB No. 30 — Reporting the Results of Operations. The Company adopted this statement on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position.

SFAS No. 146 — Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 — Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 may affect the timing of recognizing future restructuring costs, as well as the amounts recognized. The Company is required to adopt this statement for exit or disposal activities initiated after December 31, 2002.

Financial Accounting Standards Board Interpretation (FIN) No. 45 — Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Company adopted the disclosure requirements on December 31, 2002 and is required to adopt the recognition requirements effective on January 1, 2003. The Company is evaluating the impact of the recognition requirements of this interpretation and does not expect it to have a material impact on its financial position.

FIN No. 46 — Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 — Consolidated Financial Statements, was issued in January 2003. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be adopted by the third quarter of 2003. The Company plans to adopt FIN No. 46 in the first quarter of 2003. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity such as the Company's participation in the unconsolidated special purpose trust (Trust) formed in 2000 to finance an office building. Because the Trust meets the definition of a variable interest entity and the criteria to consolidate, upon adoption of this interpretation in the first quarter of 2003, the Company will record the building at cost, net of depreciation, on the consolidated statement of financial condition. Specifically, the impact is expected to increase equipment, office facilities and property by approximately $230 million, increase long-term debt by approximately $235 million, and reduce accrued expenses and other liabilities by

approximately $5 million. See note "12 — Commitments and Contingent Liabilities" for a further discussion of the Trust.

2. Restructuring

2002 Initiatives

In 2002, CSC commenced and substantially completed additional restructuring initiatives due to continued difficult market conditions. These initiatives are intended to reduce operating expenses and adjust CSC's organizational structure to improve productivity, enhance efficiency, and increase profitability. The restructuring initiatives primarily included further reductions in Schwab's workforce and facilities.

Workforce: During 2002, Schwab reduced full-time equivalent employees by 2,100, or 14%, including 1,680 through mandatory staff reductions, 130 related to a reduction in contractors, and 290 related to voluntary attrition. The remaining workforce restructuring reserve at December 31, 2002 was $33 million. Schwab expects to substantially utilize the remaining workforce restructuring reserve through cash payments for severance pay and benefits over the respective severance periods through 2004.

Facilities: The initiatives included the reductions of administrative office space primarily in Northern California and Texas, as well as the consolidation of 18 Schwab branch offices in 2003. The initiativess also included write-downs of leasehold improvements, telecommunications infrastructure, and fixed assets removed from service at these facilities. The remaining facilities restructuring reserve at December 31, 2002 was $89 million. Schwab expects to substantially utilize the remaining facilities restructuring reserve through cash payments for the net lease expense over the respective lease terms through 2013.

Systems: The initiatives included the removal of certain computer systems software and equipment from service at certain of Schwab's facilities. The systems restructuring reserve was fully utilized at December 31, 2002.

2001 Initiatives

In 2001, CSC initiated a restructuring plan to reduce operating expenses due to continued economic uncertainties and difficult market conditions. The restructuring plan was completed in 2002 and included a workforce reduction, a reduction in operating facilities, and the removal of certain systems hardware, software and equipment from service. Schwab expects to substantially utilize the remaining workforce restructuring reserve, which was $7 million at December 31, 2002, through cash payments for severance pay and benefits over the respective severance periods through 2003. Schwab also expects to substantially utilize the remaining facilities restructuring reserve, which was $78 million at December 31, 2002, through cash payments for the net lease expense over the respective lease terms through 2012.

3. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $6.6 billion at December 31, 2002. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition. Receivables from brokerage clients are stated net of allowance for doubtful accounts of $3 million at December 31, 2002.

4. Securities Owned

A summary of securities owned at December 31, 2002 is as follows:

SchwabFunds® money market funds	$ 197
Equity and bond mutual funds	71
Fixed income and other equity securities	49
Total securities owned	$ 317

Schwab's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include investments made by Schwab relating to CSC's deferred compensation plan and inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions. Fixed income securities consist primarily of municipal bonds and U.S. government and corporate obligations held to meet clients' trading activities.

Securities sold, but not yet purchased, of $19 million consist primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests and subsequently purchased by Schwab from the mutual funds, as well as equity and other securities. These securities are recorded at market value in accrued expenses and other liabilities.

5. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $1.4 billion at December 31, 2002. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

6. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2002, Schwab was paying interest at .4% on $23.0 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

7. Borrowings

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at variable or fixed rates at Schwab's option, and is scheduled to expire in September 2003. At December 31, 2002, there were

$220 million of subordinated borrowings outstanding under this facility bearing interest at a weighted-average rate of 6.8%. Term subordinated borrowings of $25 million are owed to CSC, bear interest at 10.0% and mature in 2004. The fair value of total subordinated borrowings at December 31, 2002 approximated their carrying amounts.

Subordinated borrowings are included in Schwab's net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "11 — Regulatory Requirements").

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $770 million at December 31, 2002. CSC has access to $670 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2002.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements (LOCs) with nine banks in favor of the OCC aggregating $630 million at December 31, 2002. Schwab pays a fee to maintain these LOCs. No funds were drawn under these LOCs at December 31, 2002.

8. Related Party Transactions

At December 31, 2002, payables to affiliates of $51 million are payable on demand and bear interest at variable rates (1.4% at December 31, 2002). At December 31, 2002, receivables from affiliates, which are included in other assets, were $2 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., U.S. Trust Corporation and some of its other affiliates. Schwab pays to an affiliate management fees for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab. In addition, Schwab Capital Markets L.P. executes substantially all Nasdaq security trades originated by Schwab's clients.

9. Income Taxes

Other assets include net deferred tax assets of $113 million at December 31, 2002, which was comprised of deferred tax assets of $183 million, partially offset by deferred tax liabilities of $70 million. Deferred tax assets are primarily attributable to reserves and allowances of $114 million and deferred compensation of $52 million. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $57 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2002 was necessary.

10. Employee Benefit and Incentive Plans

Retirement Plans: Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® 401(k) Retirement Savings and Investment Plan. CSC matches certain employee contributions; additional contributions to this plan are at the discretion of CSC.

Stock Option Plans: CSC's stock incentive plans provide for granting options to employees, officers and directors of Schwab. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant. In 2002, CSC granted 20 million options to employees, officers and directors of Schwab.

Restricted Stock Plans: CSC's stock incentive plans provide for granting restricted stock awards to employees and officers of Schwab. Restricted stock awards are restricted from sale and generally vest over a four-year period.

11. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule) and computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. The minimum dollar requirement for Schwab is $1 million. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

At December 31, 2002, Schwab's net capital was $1.2 billion (18% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $869 million in excess of 5% of aggregate debit balances.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2002.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2002.

12. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a ten-year lease agreement. The future minimum rental commitment under the lease is $1 million in 2003. The agreement includes three additional five-year extension options which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases at December 31, 2002, including the commitment on the lease agreement with an affiliate and guaranteed residual values (discussed below under Guarantees), are as follows:

2003	$ 197
2004	186
2005	339
2006	110
2007	120
Thereafter	501
Total	$ 1,453

Certain leases contain provisions for renewal options, purchase options and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — During 2001, the Company began occupying and making lease payments on a newly renovated office building in San Francisco, California. The lease for the building was arranged by working with a bank to create an unconsolidated special purpose trust (Trust). The Trust, through an agent, raised the $245 million needed to acquire and renovate the building by issuing long-term debt ($235 million) and raising equity capital ($10 million). The Company's lease payments to the Trust vary with fluctuations in interest rates and are structured to cover the interest on the debt obligations and a specified return on the equity (defined in the Trust Agreement as 1.75% above the one-month LIBOR rate). This financing arrangement is known as a synthetic lease. Upon the expiration of the lease in June 2005, the Company may renew the lease for an additional five years subject to certain approvals and conditions, or arrange a sale of the office building to a third party. The Company also has an option to purchase the office building for $245 million at any time after June 18, 2003. CSC has provided the Trust with a residual value guarantee, which means that if the building is sold to a third party, CSC is responsible for making up any shortfall between the actual sales price and the $245 million funded by the Trust, up to a maximum of $202 million. Faced with continued declines in the San Francisco, California commercial real estate market, the Company obtained appraisals in the first and fourth quarters of 2002 in order to estimate its obligations under the residual value guarantee. On the basis of these appraisals, the Company determined that it was probable that the value of the property at the end of the lease term would be less than the residual value guarantee by approximately $98 million. This shortfall is being amortized as additional rent expense on a straight-line basis over the initial lease which ends in June 2005. Effective in the first quarter of 2003, the Company plans to cease amortizing the shortfall upon adoption of FIN No. 46 — Consolidation of Variable Interest Entities. See note "1 — Significant Accounting Policies" regarding FIN No. 46.

Schwab has also provided residual value guarantees in connection with the operating leases it used to finance two corporate aircraft and a fractional interest in a third airplane. At December 31, 2002, the maximum amounts of residual value guarantees under these leases totaled $14 million expiring in 2004 and $20 million expiring in 2007. Schwab believes that proceeds from the sale of these airplanes would be sufficient to cover the residual value guarantees and therefore no liability for these guarantees has been recognized.

Schwab has clients that sell (i.e., write) listed option contracts that are cleared by the OCC. The OCC establishes margin requirements on these open transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the OCC, that are guaranteed by multiple banks. At December 31, 2002, the outstanding value of these LOCs totaled $630 million. No funds were drawn under these LOCs at December 31, 2002.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of such matters will not have a material adverse impact on the financial condition of the Company.

13. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk.

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and by requiring additional cash as collateral when necessary.

Client transactions — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three

business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow Schwab to pledge those securities in accordance with federal regulations. At December 31, 2002, Schwab was allowed, under such regulations, to pledge securities with a market value of $9.4 billion. At December 31, 2002, the market value of Schwab's client securities pledged to fulfill the short sales of its clients was $824 million and the market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.3 billion. At December 31, 2002, the market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $10 million. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $57 million at December 31, 2002. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. At December 31, 2002, the market value of these pledged securities was $3 million.

In the normal course of its margin lending activities, Schwab may be liable for the margin requirement of client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

Financial instruments held for trading purpose — Schwab maintains inventories on both a long and short basis in exchange-listed securities relating to its specialist operations and proprietary equity trading operations. Schwab also maintains inventories in securities on a long basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab. The associated interest rate risk of these securities is not deemed material to Schwab.

Securities investing — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2002, the market value of collateral received in connection with resale agreements that was available to be repledged or sold was $16.5 billion.

Concentration risk — Schwab's most significant concentration of risk is its exposure to securities issued by the U.S. Government and its agencies (U.S. Government).

Schwab's direct market risk exposure, primarily from investments in U.S. Government Treasury securities, amounted to $21 million at December 31, 2002. Schwab maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. Government securities, only in the event of the counterparty's default on the resale agreements. Securities issued by the U.S. Government held as collateral for resale agreements at December 31, 2002 totaled $16.5 billion.

14. Geographic Concentration

At December 31, 2002, approximately 27% of Schwab's total client accounts were located in California.

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Deloitte & Touche

February 24, 2003

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2002, on which we issued our report dated February 24, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP